

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

Via E-mail
Mr. Peter Ntephe
President and Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road, Suite 1440
Houston, Texas 77056

> **Re: ERHC Energy Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 23, 2013**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended**
> **December 31, 2013**
> **Filed April 7, 2014**
> **File No. 0-17325**

Dear Mr. Ntephe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

1.   We note that it does not appear that you have filed as an exhibit your production sharing contract with the Government of Chad. Please file such contract, or tell us why you believe that you are not required to file it. Refer to Item 601(b)(10) of Regulation S-K.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended December 31, 2013

2.   We note that you filed your farmout agreement with CEPSA Kenya Limited as Exhibit 10.1. However, we note that you have not filed Exhibit C to such farmout agreement, which is the Production Sharing Contract with the Government of the Republic of Kenya, dated June 28, 2012. Please refile the farmout agreement to include such exhibit. In

addition, please provide your analysis as to whether you are required to separately file such production sharing contract as a material contract. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director